Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended March 31, 2013 of Burcon NutraScience Corporation of our report dated June 24, 2013, relating to the consolidated financial statements which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada

June 24, 2013